UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PETVIVO HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

716817200

(CUSIP Number)

John Lai

c/o PetVivo Holdings, Inc.

5251 Edina Industrial Blvd.

Edina, Minnesota 55439

(952) 405-6216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716817200	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON John Lai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER As of June 22, 2022: 1,084,807(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER As of June 22, 2022: 1,084,807 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of June 22, 2022: 1,084,807 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.86%
14	TYPE OF REPORTING PERSON IN

(1) Includes 957,992 shares of Common Stock held directly by Mr. Lai and 126,815 shares of Common Stock that are issuable upon the exercise of warrants held by Mr. Lai, which are exercisable within 60 days of such date.

Page 3 of 7 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D is filed on behalf of John Lai (“Mr. Lai” or the “Reporting Person”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of PetVivo Holdings, Inc. (“PetVivo” or the “Company”).

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This statement is being filed by Mr. Lai.

(b)	The business address of the Mr. Lai is 5251 Edina Industrial Blvd., Edina, Minnesota 55439.

(c)	Mr. Lai is the Company’s Chief Executive Officer.

(d)	During the last five years, Mr. Lai has not been convicted in any criminal proceedings.

(e)	During the last five years, Mr. Lai has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Mr. Lai is a resident of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 11, 2014, the Board of Directors of the Company (then known as Technologies Scan Corp.) authorized the execution of a securities exchange agreement (the “Securities Exchange Agreement”) with PetVivo Inc., a Minnesota corporation which was co-founded by Mr. Lai. On March 11, 2014, Mr. Lai reported ownership of 1,771,769,313 shares of common stock of the Company on a Form 3 filed with the SEC on March 28, 2014.

On April 1, 2014, the Company changed its name to “PetVivo Holdings, Inc.” and, pursuant to the Securities Exchange Agreement, Mr. Lai purchased 3,200,000 shares of Common Stock of the Company at a price of $0.015 per share. This was reported on a Form 4 filed with the SEC on May 8, 2014.

On August 14, 2014, Mr. Lai purchased 4,000,000 shares of Common Stock of the Company at a price of $0.006 per share. This was reported on a Form 4 filed with the SEC on August 15, 2014. Mr. Lai’s ownership of 1,778,969,313 shares was reduced to 3,557,939 shares of Common based on a reverse stock split of 1:500 effected in August 2014.

On March 30, 2016, Mr. Lai disposed of 324,723 shares of common stock at a price of $2.00 per share pursuant to an escrow release of a previous contractual agreement. This was reported on a Form 4 filed with the SEC on August 17, 2016.

Page 4 of 7 Pages

On January 20, 2017 the Board of Directors of the Company (the “Board”) deemed it in the best interest of the company to settle outstanding past due compensation of $119,918 owed to Mr. Lai for $29,979.50, that was subsequently converted into 478,662 shares of common stock at $.063 per share. This decision was ratified on June 26, 2017 by the Board. This was reported on a Form 4 filed with the SEC on September 19, 2018.

On June 7, 2017, Mr. Lai disposed of 1,250,000 shares of Common Stock in consideration of Wesley Hayne becoming CEO of the Company on June 7, 2017. On the same date, the Company granted warrants to purchase 750,000 shares of Common Stock to Mr. Lai whereby the shares vest semi-annually over two years in 187,500 increments, whereby each tranche expires two years after its vesting date. This was reported on a Form 4 filed with the SEC on September 19, 2018.

On May 17, 2018, the Company issued 324,723 shares of Common Stock to Mr. Lai to replace an equal amount of shares given up by Mr. Lai on behalf of the Company to a third party to obtain financing. This was reported on a Form 4 filed with the SEC on September 19, 2018.

On December 5, 2018, Mr. Lai transferred 259,413 shares of Common Stock pursuant to several stock transfer agreements with several accredited investors to induce them into exercising their warrants. This was reported on a Form 4 dated November 5, 2019 and was filed with the SEC on November 5, 2019.

On December 10, 2018, the Company issued 600,000 shares of Common Stock to Mr. Lai. These shares were retained by Mr. Lai as he offered up to be earned by another individual pursuant to an escrow agreement. This was reported on a Form 4 dated November 5, 2019 and was filed with the SEC on November 5, 2019.

On June 7, 2019, Mr. Lai transferred of 175,000 shares of Common Stock to a third-party pursuant to a settlement agreement John Lai entered into in a private transaction. This was reported on a Form 4 dated November 5, 2019 and was filed with the SEC on November 5, 2019.

On September 11, 2019, the Company issued 348,000 shares of Common Stock to Mr. Lai, as settlement of $116,000 in accrued compensation and waiver of all claims against the Company. This was reported in a Form 4 that was dated June 1, 2020 and was filed with the SEC on June 1, 2020.

On October 31, 2019, the Company granted warrants to purchase 600,000 shares of Common Stock to Mr. Lai whereby 400,000 shares vested quarterly over 3 years and 200,000 shares vest upon performance-based milestones. The warrants have an exercise price of $0.50 per share. The warrants expire October 31, 2024. This was reported on a Form 4 dated November 5, 2019 and was filed with the SEC on November 5, 2019.

On December 31, 2019, the Company granted warrants to purchase 73,397 shares Common Stock to Mr. Lai for $30,000 compensation payable to him, converted into warrants at a rate of $0.47232 and grossed up 125%. The warrants have an exercise price of $0.488 per share. The warrants expire December 31, 2024. This was reported on a Form 4 dated January 8, 2020 and was filed with the SEC on January 8, 2020.

Page 5 of 7 Pages

On January 31, 2020, Mr. Lai converted 168,750 warrants into 61,396 shares Common Stock pursuant to the exercise of a warrant at an exercise price of $0.33 per share, which warrants were granted to Mr. Lai for service to the Company. This was reported in a Form 4 that was dated June 1, 2020 and was filed with the SEC on June 1, 2020.

On March 31, 2020, the Company granted warrants to purchase 98,093 shares of Common Stock to Mr. Lai, for services provided to the Company. The warrants will be exercisable until March 31, 2025 at an exercise price of $0.318 per share. This was reported on a Form 4 that was dated June 1, 2020 and was filed with the SEC on June 1, 2020.

On March 31, 2020, Mr. Lai disposed of 90,000 warrants to purchase, with an exercise price of $0.56 per share, as the warrant expired as the conditions were not met. This was reported on a Form 4 that was dated September 10, 2020 and was filed on September 10, 2020.

On June 8, 2020, the Company granted warrants to purchase 90,000 shares of the of Common Stock to Mr. Lai, which vest upon the successful capital raise of an amount equal to or in excess of $10,000,000 through an S-1 offering, as long as the offering is completed by October 31, 2020. The warrants will be exercisable until June 8, 2025, at an exercise price of $0.33 per share. This was reported on a Form 4 that was dated September 10, 2020 and was filed with the SEC on September 10, 2020.

On June 30, 2020, the Company granted warrants to purchase 29,762 shares of Common Stock to Mr. Lai, for his service in an executive capacity during the quarter ending June 30, 2020. The warrants will be exercisable until June 30, 2025, at an exercise price of $0.40 per share. This was reported on a Form 4 that was dated September 10, 2020 and was filed with the SEC on September 10, 2020.

On September 16, 2020, the Company issued 134,479 shares of Common Stock to Mr. Lai for exemplary work performed on behalf of the Company. This was reported on a Form 4 that was dated September 22, 2020 and was filed with the SEC on September 22, 2020.

On October 30, 2020, Mr. Lai converted 168,750 warrants for common stock with an exercise & conversion price of $.33 per share into 129,387 shares of Common Stock on a cashless basis pursuant to the warrant for common stock’s cashless conversion feature. This was reported on a Form 4 that was dated November 2, 2020 and was filed with the SEC on November 2, 2020.

On October 30, 2020, the Company granted warrants to purchase 168,750 shares of Common Stock to Mr. Lai, at an exercise price of $0.3333, on a cashless basis pursuant to the cashless conversion feature. The warrants are exercisable from June 30, 2018 through October 31, 2020. This was reported on a Form 4 that was dated November 2, 2020 and was filed with the SEC on November 2, 2020.

On December 31, 2020, Mr. Lai converted 42,188 warrants for common stock with an exercise & conversion price of $1.33 per share into 38,516 shares of Common Stock on a cashless basis pursuant to the warrant for common stock’s cashless conversion feature. This was reported in a Form 4 that was dated January 4, 2021 and was filed with the SEC on January 4, 2021.

Page 6 of 7 Pages

On May 26, 2021, Mr. Lai converted 42,188 warrants for common stock with an exercise & conversion price of $1.33 per share into 36,915 shares of Common Stock on a cashless basis pursuant to the warrant for common stock’s cashless conversion feature. This was reported in a Form 4 that was dated May 28, 2021 and was filed with the SEC on May 28, 2021.

On September 9, 2021, the Company issued 150,000 shares of Common Stock to Mr. Lai, pursuant to a grant of restricted stock units, which will vest in three installments, with 1/3 vesting on March 31, 2022, 1/3 vesting on March 31, 2023, and 1/3 vesting on March 31, 2024. This was reported on a Form 4 that was filed with the SEC on September 10, 2021.

ITEM 4.	PURPOSE OF TRANSACTION

Mr. Lai acquired the securities of the Issuer for investment purposes and in connection with his service as the Issuer’s Chief Executive Officer and member of the Issuer’s Board of Directors. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Mr. Lai may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

Other than set forth above, Mr. Lai does not have any other present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time to review or reconsider his position, change his position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Lai owns beneficially owns 1,084,807shares of Common Stock of the Company, consisting of (i) 957,992 shares of Common Stock held directly by Mr. Lai and (ii) 126,815 shares of Common Stock that are issuable upon the exercise of warrants held by Mr. Lai. As of the date of this filing, the shares of Common Stock beneficially owned by Mr. Lai represents approximately 10.86% of the shares of Common Stock of the Company issued and outstanding.

(b)	Mr. Lai has sole voting and dispositive power over all Common Stock beneficially owned by him.

(c)	Except for the issuances of the Issuer’s shares and the transfer of certain warrants exercisable for the Issuer’s shares described above in Items 3 and 4 above, there have been no transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer during the preceding 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2022

/s/ John Lai
John Lai